U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25                        SEC File Number 811-8282
SER. 1 Loomis Sayles Investment Grade Fixed Income Fund CUSIP No. 5434879b0
SER. 2 Loomis Sayles Fixed Income Fund                            5434879d6
SER. 3 Loomis Sayles Mortgage Securities Fund                     5434879e4
SER. 4 Loomis Sayles California Tax-Free Income Fund              5434879f1
SER. 5 Loomis Sayles Core Growth Fund                             5434879g9
SER. 6 Loomis Sayles High Yield Fixed Income Fund                 5434879h7
SER. 7 Loomis Sayles Core Fixed Income Fund                       5434879j3
SER. 8 Loomis Sayles Convertible Bond Fund                        5434879k0
SER. 9 Loomis Sayles Intermediate Duration Fixed Income Fund      5434879n2

NOTIFICATION OF LATE FILING (Check One):

[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

          For Period Ended: 12/31/96

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

     Full Name of Registrant

            Loomis Sayles Investment Trust

     Former Name if Applicable

            Not Applicable

     Address of Principal Executive Office (Street and Number)

            One Financial Center

     City, State and Zip Code

            Boston, MA 02111

Part II - Rules 12b-25(b) and (c)

     If the subject of the report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [Check box if appropriate.]

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

Our accounting staff (3) which prepares the form(s) N-SAR is also currently involved in the preparation of annual reports. Accordingly, given the Form's reporting requirements, its early file date and the total number of Fund's invloved in the filings at this time, the registrant wishes to assure that all items are anwsered correctly and accuratly. Therefore, the registrant requests relief pursuant to Rule 12b-25(b).



Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


     (Name)                   (Area Code)    (Telephone Number)

   Nick Palmerino                 617- 482-2450 ext 525

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



(Name of Registrant as specified in charter)

  Loomis Sayles Investment Trust

 has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.



Date  February 28, 1997         By /s/James Totten